SCHEDULE A   Primary Business Name: BLUE OCEAN ATS   BD Number: 306512

BD - AMENDMENT

BD - DIRECT OWNERS/EXECUTIVE OFFICERS

Are there any indirect owners of the _applicant_ required to be reported on Schedule B?

◉ Yes ○ No

Ownership Codes:	NA - less than 5%	B - 10% but less than 25%	D - 50% but less than 75%
	A - 5% but less than 10%	C - 25% but less than 50%	E - 75% or more

Full Legal Name	DE/FE/I	Title or Status	Date Acquired	Own. Code	Control Person	PR	CRD #(or S.S.No., IRS Tax #, Emp. ID)
BEATON, DANIEL STEWART	I	CHIEF FINANCIAL OPERATIONS PRINCIPAL	09/2020	NA		N	4240769
BLUE OCEAN TECHNOLOGIES , LLC	DE	MANAGING MEMBER	10/2019	E	Y	N	84-3422717
BROWN, JASON MATTHEW	I	HEAD OF SALES AND ATS OPERATIONS	08/2021	NA	Y	N	2334010
PAVERMAN, MARK ELLIOT	I	CHIEF COMPLIANCE OFFICER	10/2021	NA	N	N	1046105
~~SHINNICK, GREGORY DANIEL~~	~~I~~	~~MANAGING DIRECTOR~~	~~11/2019~~	~~NA~~	~~Y~~	~~N~~	~~2421941~~
HYNDMAN, BRIAN KEITH	I	PRESIDENT/COO	06/2022	NA	N	N	2281837

SCHEDULE B

Primary Business Name: BLUE OCEAN ATS   **BD Number: 306512**

BD - AMENDMENT

BD - INDIRECT OWNERS

Ownership Codes:	C - 25% but less than 50%
	D - 50% but less than 75%

Full Legal Name	DE/FE/I	Entity in Which Interest is Owned	Status	Date Acquired	Own. Code	Control Person	PR	CRD # (or SSN, IRS Tax #, Emp. ID)
BLUE OCEAN FINANCIAL TECHNOLOGY PTE. LTD.	FE	BLUE OCEAN TECHNOLOGIES, LLC	MEMBER	12/2016	C	Y	N	FOREIGN
~~SHINNICK, GREGORY DANIEL~~	~~I~~	~~BLUE OCEAN FINANCIAL TECHNOLOGY PTE. LTD.~~	~~SHAREHOLDER~~	~~09/2015~~	~~C~~	~~Y~~	~~N~~	~~2421941~~
URBANA CORPORATION	FE	URBANA INTERNATIONAL INC.	SHAREHOLDER	04/2021	E	Y	Y	FOREIGN
URBANA INTERNATIONAL DE INC.		BLUE OCEAN TECHNOLOGIES LLC	MEMBER	06/2021	C	Y	N	38-4179744